October 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

DeepGreenX Group Inc.

Request to Withdraw Registration Statement on Form F-1 (File No. 333-287597)

Filed August 25, 2025

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), DeepGreenX Group Inc. (the “Registrant”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Registrant’s registration statement on Form F-1 (File No. 333-287597), initially filed on May 27, 2025, including all amendments and exhibits thereto (collectively, the “Registration Statement”).

Registrant is requesting to withdraw the Registration Statement because it has decided not to pursue this offering in light of the processing delays and inability to communicate with Commission staff caused by the ongoing federal government shutdown. Registrant confirms that the Registration Statement has not been declared effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement.

If you have any questions or require further information regarding this application for withdrawal, please contact John F. Baughman of Baughman Kroup Bosse PLLC at 212-548-3212.

Sincerely,

/s/ Barclay Knapp
Barclay Knapp
Chief Executive Officer